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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23135

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2018 (MM/DD/YY) AND ENDING DECEMBER 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KAHN BROTHERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 MADISON AVENUE, 22ND FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS KAHN (212)980-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

2 SEAVIEW BOULEVARD, SUITE 200	PORT WASHINGTON	NY	11050
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, THOMAS G. KAHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KAHN BROTHERS LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MICHELE A. PIERSIAK
NOTARY PUBLIC, State of New York
No. 43-4847957
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires 6/30/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAHN BROTHERS LLC

REPORT ON AUDIT OF STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Kahn Brothers LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kahn Brothers LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Kahn Brothers LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kahn Brothers LLC's management. Our responsibility is to express an opinion on Kahn Brothers LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kahn Brothers LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company

Lilling & Company LLP

We have served as Kahn Brothers LLC's auditor since 2009.
Port Washington, New York
February 26, 2019

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

KAHN BROTHERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$ 318,952
Marketable Securities	1,056,586
Due from clearing broker	87,506
Prepaid expenses	8,778
	$ 1,471,822
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 265,979
MEMBER'S EQUITY	1,205,843
	$ 1,471,822

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Kahn Brothers LLC (the "Company") is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and a New York Stock Exchange member firm. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company had no liabilities subordinated to claims of general creditors during the year ended December 31, 2018. The Company is a wholly-owned subsidiary of Kahn Brothers Group, Inc. ("Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recent Adopted Accounting Pronouncements

Effective January 1, 2018 the Company adopted the recently effective standards under Revenue from Contracts with Customers (topic 606) which is applicable to all companies that enter into contracts with customers to transfer goods or services. These standards are effective for public business entities for interim and annual reporting periods beginning after December 15, 2017. Entities have the choice to apply these standards either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information.

The Company has elected the modified retrospective method (i.e., cumulative method) which did not result in a cumulative-effect adjustment at the date of adoption. The implementation of this new standard had no material impact on the Company's financial statements for the year ended December 31, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Revenue Recognition and Other Income

Revenue from contracts with customers includes commission and fees and the recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The primary sources of revenue for the Company are as follows:

Commission and Fees
The Company buys and sells securities on behalf of its customers based on specific contracts. Each time a customer enters into a buy or sell transaction the Company charges a commission. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer).

Securities Valuation
Securities are recorded on a trade date basis. Securities owned are recorded at current fair value in accordance with FASB ASC 820 Fair Value Measurements. Unrealized gain (loss) is included in revenues.

Money fund Renumeration and 12b-1 Fees
Commission income includes money fund renumeration and 12b-1 fees. The Company has a contractual agreement with its clearing broker to receive agreed upon money fund renumeration collected by the clearing broker, which are recorded in the applicable period earned. 12b-1 fees are fees paid to the Company related to trailing payments from mutual funds as a result of prior sales of mutual funds to customers. The 12b-1 fees are recorded as earned. Fees recognized in the current period are primarily related to performance obligations the Company believes have been satisfied in prior periods.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board, (FASB) established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on balance sheets and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than twelve months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. The new standard is effective for the Company on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or, (2) the beginning of the earliest

comparative period presented in the financial statements as its date of initial application. The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Consequently, financial information and the disclosures required under the new standard are not required for periods before January 1, 2019. Management of the Company has determined that adoption of this standard will have no material effect on the Company's financial statements.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC ("Pershing"). The Company's clearing and execution agreement provides that Pershing's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in New York, New York and its customers are located throughout the United States.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is a sole-member limited liability company and is considered a disregarded entity for income tax purposes. All items of income or loss are reported by its Parent. No provision has been made for federal and state income taxes, since these taxes are the responsibility of the Parent. The Company is subject to New York City unincorporated business tax which is included in other expenses in the Statement of Operations.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2018 the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

3. REVENUE RECOGNITION AND OTHER INCOME SOURCES

Commission income consists of the following:

Revenue Item Breakdown	**Amount**	**Timing of Recognition**
Commission Income	$1,000,411	Recorded on trade date
Money fund renumeration and 12b-1 Fees	110,235	Recorded as earned
Total Commssions	$ 1,110,646	

4. RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement (the “Agreement”) with the Kahn Brothers Group, Inc. (“Parent”) and Kahn Brothers Advisors LLC (“Affiliate”). Pursuant to the Agreement, the Parent provides office space and equipment to the Company at no cost and contributes to its retirement plan on behalf of the Company's employees, for which the Company reimburses the Parent. The Affiliate provides communications and other administrative expenses to the Company at no cost, and pays health insurance for the Company's employees, for which the Company reimburses the Affiliate. At December 31, 2018, the Company owed $37,038 to the Affiliate, which is included in accounts payable and accrued expenses on the Statement of Financial Condition. The pension contribution of $16,320 and administrative expenses of $19,173 are included in other expenses in the Statement of Operations for the year ended December 31, 2018.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Pershing. Pershing carries all of the accounts of such customers and maintains and preserves such books and records.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $923,063 which was $873,063 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 29% as of December 31, 2018.

7. FAIR VALUE MEASUREMENTS

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs (other than quoted prices included within level 1)

that are observable for the asset or liability, either directly or indirectly.

Level 3 – Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money Market Funds. The fair value of money market funds is based on quoted net asset value of the fund. These are categorized in level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy.

The following table presents by level within the fair value hierarchy, the Company's investments fair value as of December 31, 2018.

Assets	Level 1	Level 2	Level 3	Total
Marketable Securities				
Exchange-Traded Equity Securities - Exchanges for financial and commodity markets	$ 967,237	$ -	$ -	$ 967,237
Money market funds	89,349	-	-	89,349
Total	$ 1,056,586	$ -	$ -	$ 1,056,586

8. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 26, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.